Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACTS:
Elan Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Elan Miriam Mason Ph: 650-278-7113 or Mary Stutts Ph: 650-823-5255
Biogen Idec Eric Hoffman Ph: 617-679-2812	Biogen Idec Jennifer Neiman Ph: 617-914-1201

Elan to Highlight Tysabri Data in Crohn’s Disease at the American College of
Gastroenterology Annual Scientific Meeting

Dublin, Ireland; South San Francisco – October 19, 2009 – Elan Corporation, plc (NYSE: ELN) and Biogen Idec (NASDQ: BIIB) today announced multiple presentations at the American College of Gastroenterology (ACG) Annual Scientific Meeting, taking place October 23-28 in San Diego.

The posters and presentations during ACG will highlight TYSABRI® (natalizumab) data in treating Crohn’s Disease. During a plenary session on inflammatory bowel disease (IBD), an oral presentation will focus on a retrospective subset analysis of two registrational Phase 3 trials (ENACT-2 [Evaluation of Natalizumab as Continuous Therapy] and ENCORE [Efficacy of Natalizumab in Crohn’s Disease Response and Remission]) and one open-label study (ENABLE). Corey A. Siegel, MD, director of the Inflammatory Bowel Disease (IBD) Center at Dartmouth-Hitchcock Medical Center will give the presentation. In addition, representatives from Elan and investigators will present four posters that analyze patient reported outcomes from the TOUCH study, and one poster reporting the utilization and safety results from the TOUCH™ prescribing and surveillance program.

Details of the presentations at ACG are as follows:
* Note: All times are listed in Pacific Time

 Sunday, October 25:
-	Poster session: TOUCH™ Study Patient Outcomes: The Impact of Natalizumab on Crohn’s Disease Severity
Abstract P270: 3:30 - 7:00 PM

-	Poster session: TOUCH™ Study Patient Outcomes: Workforce Participation, Productivity and the Impact of Natalizumab
Abstract P271: 3:30 - 7:00 PM

Monday, October 26:
-
Poster session: Natalizumab Use in Patients with Crohn’s Disease and Relapsing
Multiple Sclerosis: Updated Utilization and Safety Results from the TOUCH™
Prescribing Program, the Pregnancy Registry, and the INFORM and TYGRIS
Studies

Abstract P724: 12:15 - 2:00 PM

Tuesday, October 27:
-	Poster session: TOUCH™ Study Patient Outcomes: The Impact of Natalizumab on Common Measures of Quality of Life in CD patients
Abstract P1100: 12:15 - 2:00 PM
-	Poster session: TOUCH™ Study Patient Outcomes: The Impact of Natalizumab on Utilization of Healthcare Resources by the Patients and Their Associated Treatment Satisfaction
Abstract P1104: 12:15 - 2:00 PM
-	Podium Presentation: Natalizumab Reduces the Rate of Hospitalization in Moderate to Severe Crohn’s Patients: Data from the ENACT and ENCORE Trials
Abstract 41: 2:45 – 4:15 PM

About Crohn's Disease
An estimated 500,000 people in the United States have Crohn's disease, a chronic and progressive inflammatory disease of the gastrointestinal tract, which commonly affects both men and women.

The disease usually causes diarrhea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short- and long-term complications.

Crohn's disease can have a devastating impact on the lifestyle of patients, many of whom are young and active. Currently there is no medical or surgical cure for Crohn's disease. Many patients fail to respond to current therapies, including biological therapies such as agents that inhibit tumor necrosis factor alpha (TNF-alpha). Due to this failure of current therapies in CD, therapies that have alternate biological targets may provide patients and physicians with other therapeutic options.

About TYSABRI® (natalizumab)
In early 2008, TYSABRI was approved in the U.S. to induce and maintain clinical response and remission in adult patients with moderately to severely active Crohn's disease (CD) with evidence of inflammation who have had an inadequate response to, or are unable to tolerate, conventional CD therapies and inhibitors of TNF-alpha. According to the U.S. full prescribing information, among patients who responded to TYSABRI in a clinical trial, 54 percent sustained their response through the one year visit compared to 20 percent of patients receiving placebo (p<0.001), for a treatment difference of 34 percent.

In the U.S., TYSABRI is approved for relapsing forms of multiple sclerosis (MS) and in the European Union for relapsing-remitting MS.  TYSABRI is approved for MS in more than 40 countries.  According to data from the Phase III AFFIRM trial published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68 percent relative reduction (p<0.001) in the annualized relapse rate, when compared with placebo, and reduced the relative risk of disability progression by 42-54 percent (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain.  Other serious adverse events that have occurred in TYSABRI-treated patients include hypersensitivity reactions (e.g., anaphylaxis) and infections, including opportunistic and other atypical infections.  Clinically significant liver injury has been reported in patients treated with TYSABRI in the post-marketing setting.  Common adverse events reported in TYSABRI-treated MS patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain and rash.

TYSABRI is co-marketed by Biogen Idec Inc. and Elan Pharmaceuticals, Inc. For more information about TYSABRI, please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

About Biogen Idec

Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies' current beliefs and expectations. The commercial potential of TYSABRI is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that we may be unable to adequately address concerns or questions raised by the FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, that the companies may encounter other unexpected hurdles, or that new therapies for MS with better efficacy or safety profiles or more convenient methods of administration are introduced into the market. Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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